FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 9, 2024

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander, S.A. (the “Issuer”) hereby announces that, in relation to the following issuance: “Issuance of Internationalisation Covered Bonds Banco Santander, S.A. Series 1 – April 2025” (“Emisión de Cédulas de Internacionalización Banco Santander, S.A. Serie 1 – Abril 2025”), with ISIN code ES0413900632, for a total amount of one billion one hundred million euros (EUR 1,100,000,000), the Final Conditions (Condiciones Finales) of which were registered with the registries of the Spanish National Securities Market Commission on 21 April 2020; it intends to carry out on 17 October 2024 the total early redemption of the issuance through the redemption at par of each and every one of the securities that compose the aforementioned issuance plus accrued and unpaid interest until the aforementioned redemption date.

All the internationalisation covered bonds to be early redeemed and cancelled are held by the Issuer.

Likewise, it is stated that all the necessary communications have been made to the corresponding organizations.

This is hereby reported as other relevant information for the appropriate purposes.

Boadilla del Monte (Madrid), 9 October 2024

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 9, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance